

October 22, 2014

<u>Via E-mail</u>
Howard L. Ellin, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

    Re: **Move Inc.**
            Schedule TO-T
            Filed October 15, 2014 by News Corporation
            File No. 5-58289

Dear Mr. Ellin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Optional Repurchase Notice

<u>Section 3. Procedures for Tendering Shares, page 15</u>

1. We notice the assertion on page 17 that determinations made by the bidder regarding the validity of tenders will be final and binding. Please revise to indicate that security holders may challenge the bidder's determination in a court of competent jurisdiction.

<u>Section 15. Conditions of the Offer, page 48</u>

2. We note the representation on page 49 that the bidders may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered though action or inaction by the bidders.

3. To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the language on page 50 which states that "each such right will be deemed an ongoing right which may be asserted at any time and from time to time" regardless of the bidders' failure to exercise such rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each of the offerors, or an authorized representative thereof, acknowledging that:

·   the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa M. Kohl, Attorney-Advisor, at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions